Exhibit 99.1

Harry Winston Diamond Corporation Reports Updated Reserve and Resource Statement for the Diavik Diamond Mine

TORONTO, March 15, 2013 /CNW/ - Harry Winston Diamond Corporation (TSX:HW), (NYSE:HWD) ("Harry Winston") is pleased to report an updated reserve and resource statement for the Diavik Diamond Mine as at December 31, 2012.

Significant new data from the processing of samples from the 2011 deep drilling program on the A-154 North and A-418 kimberlite pipes was incorporated into the latest reserve and resource models in calendar 2012.  The updated A-154 North model has added an additional new reserve of 0.5 million tonnes, while 1.3 million tonnes of probable reserve was promoted to proven status and 0.4 million tonnes of new resources was defined at depth.  The updated A-418 model has promoted 5.0 million tonnes from probable to proven reserve status.

The A-154 South and A-21 kimberlite pipes were not part of the 2011 drill program and consequently there are no significant changes to their reserve and resource models.  The A-21 pipe remains a resource while economic studies continue, but would be promoted to a reserve once a feasibility plan is approved.

The tables below summarize the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2012 expressed in millions of tonnes, carats per tonne, and millions of carats. The mineral reserves set out below account for all depletions due to production and sampling to the end of December 31, 2012, and the increase in the reserves and resources of A-154 North and the change in reserves of A-418 as described above. Totals may not add up exactly due to rounding. The values shown are for 100% of the Diavik Joint Venture.

Mineral Reserves at Diavik Diamond Mine - December 31, 2012

	PROVEN RESERVES			PROBABLE RESERVES			PROVEN and PROBABLE
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A-154 South
Open Pit	--	--	--	--	--	--	--	--	--
Underground	1.2	4.2	5.2	1.4	3.4	4.9	2.7	3.8	10.1
Total A-154S	1.2	4.2	5.2	1.4	3.4	4.9	2.7	3.8	10.1
A-154 North
Open Pit	--	--	--	--	--	-- ..	--	--	-- ..
Underground	4.1	2.1	8.4	4.1	2.1	8.4	8.1	2.1	16.8
Total A-154N	4.1	2.1	8.4	4.1	2.1	8.4	8.1	2.1	16.8
A-418
Open Pit	--	--	--	--	--	--	--	--	--
Underground	5.1	3.8	19.3	2.2	2.9	6.4	7.2	3.6	25.6
Total A-418	5.1	3.8	19.3	2.2	2.9	6.4	7.2	3.6	25.6
Stockpile	0.3	2.9	0.9	--	--	--	0.3	2.9	0.9
TOTAL
Open Pit	--	--	--	--	--	--	--	--	--
Underground	10.3	3.2	32.9	7.7	2.6	19.6	18.0	2.9	52.5
Stockpile	0.3	2.9	0.9	--	--	--	0.3	2.9	0.9
Total Reserves	10.7	3.2	33.8	7.7	2.6	19.6	18.3	2.9	53.5
Note: Totals may not add up due to rounding.

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resources at Diavik Diamond Mine - December 31, 2012
	MEASURED			INDICATED			INFERRED
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct
A-154 South	--	--	--	--	--	--	0.04	3.6	0.2
A-154 North	--	--	--	--	--	--	2.3	2.6	5.9
A-418	--	--	--	--	--	--	0.3	2.4	0.7
A-21	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
TOTALS	3.6	2.8	10.0	0.4	2.6	1.0	3.4	2.7	9.0
Note: Totals may not add up due to rounding.

Qualified Person

The reserve and resource information set out in this release was prepared by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines Inc. and a Qualified Person within the meaning of National Instrument 43-101.  The Qualified Person has verified the data disclosed, and the data underlying the information contained herein.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720970762
rchetwode@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:20e 15-MAR-13